                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the Fiscal Year Ended June 30, 2000


                           Commission File No. 1-4329


                                Standard Products
                 Individual Retirement and Investment Trust Plan


                          COOPER TIRE & RUBBER COMPANY
             (Exact name of registrant as specified in its charter)




           DELAWARE                                            34-4297750
(State or other jurisdiction of                            (I.R.S. employer
incorporation or organization)                             identification no.)




                  Lima and Western Avenues, Findlay, Ohio 45840
                    (Address of principal executive offices)
                                   (Zip code)



                                 (419) 423-1321
              (Registrant's telephone number, including area code)

                                Standard Products
                 Individual Retirement and Investment Trust Plan


ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Individual Retirement and Investment Trust Plan for the fiscal year ended June 30, 1999, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)     Consent of Independent Auditors



SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                         COOPER TIRE & RUBBER COMPANY


                                          /s/ Richard N. Jacobson
                                         ------------------------------------
                                         RICHARD N. JACOBSON
                                         Assistant General Counsel
                                         Assistant Secretary

Date: December 21, 2000
      -----------------

FINANCIAL STATEMENTS AND SCHEDULES

Standard Products Company
Individual Retirement and Investment Trust Plan

Years Ended June 30, 2000 and 1999
with Report of Independent Auditors

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                       Financial Statements and Schedules

                       Years Ended June 30, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors........................................      1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.......................      2

Statements of Changes in Net Assets Available for Benefits............      3

Notes to Financial Statements.........................................      4

SCHEDULES

Schedule H, Line 4(i)-Schedule of Assets
     Held for Investment Purposes at End of Year......................      9

Schedule H, Line 4(j)-Schedule of Reportable Transactions.............     10

                         Report of Independent Auditors


Pension Committee
The Standard Products Company
   Individual Retirement and Investment Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Standard Products Individual Retirement and Investment Trust Plan as of June 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of June 30, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


December 18, 2000

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                 Statements of Net Assets Available for Benefits


                                                                                               June 30
                                                                                       2000                 1999
                                                                                   -----------          ------------
INVESTMENTS:
  Standard Products Company Stock Fund                                             $         0           $20,752,273
  Cooper Tire and Rubber Company Stock Fund                                          1,150,260                     0
  Standard Products PAYSOP Fund                                                              0               285,632
  Vanguard Windsor II Fund                                                          16,085,636            19,583,526
  Vanguard 500 Index Fund                                                           15,035,602             5,034,178
  Vanguard Prime Money Market Fund                                                  25,641,908             6,497,618
  Vanguard STAR Fund                                                                 9,729,086             8,771,852
  Vanguard Retirement Savings Trust                                                  5,930,942             5,461,036
  Participant Loans                                                                  3,246,328             2,802,041
                                                                                   -----------          ------------
                                                        Total investments           76,819,762            69,188,156
                                                                                   -----------          ------------

RECEIVABLES:
  Employer's contributions                                                             410,912               432,974
  Participants' contributions                                                          502,158               522,071
  Interest and dividends                                                                     0               275,972
  Loan repayments                                                                      137,446               116,607
                                                                                   -----------           -----------
                                                        Total receivables            1,050,516             1,347,624
                                                                                   -----------           -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                  $77,870,278           $70,535,780
                                                                                   ===========           ===========


See accompanying notes.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                               Year Ended June 30
                                                                                          2000                    1999
                                                                                       -----------             -----------
ADDITIONS:
  Contributions-
    Employer's                                                                         $ 2,414,911              $2,267,363
    Participants'                                                                        6,661,741               6,971,453
                                                                                       -----------             -----------
                                                        Total contributions              9,076,652               9,238,816
                                                                                       -----------             -----------

  Net appreciation in fair value of investments                                          3,568,180               1,183,336
  Interest and dividends                                                                 4,870,734               3,905,871
                                                                                       -----------             -----------
                                                            Total additions             17,515,566              14,328,023
                                                                                       -----------             -----------

DEDUCTIONS:
  Benefit payments                                                                       9,964,128               5,528,859
  Other deductions                                                                         216,940                 201,849
                                                                                       -----------             -----------
                                                           Total deductions             10,181,068               5,730,708
                                                                                       -----------             -----------

NET INCREASE BEFORE TRANSFER                                                             7,334,498               8,597,315

TRANSFER FROM OTHER PLAN                                                                         0               2,043,320

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING
  OF YEAR                                                                               70,535,780              59,895,145
                                                                                       -----------             -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                       $77,870,278             $70,535,780
                                                                                       ===========             ===========


See accompanying notes.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                          Notes to Financial Statements

                       Years Ended June 30, 2000 and 1999


(1)      DESCRIPTION OF PLAN

          The following description of The Standard Products Individual
              Retirement and Investment Trust Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

           General
           -------
              The Plan is a defined contribution plan covering all salaried and non-union hourly employees of The Standard Products Company (Standard Products or the Company) and its wholly-owned subsidiaries Oliver Rubber Company, Holm Industries, Inc., and Westborn Warehouse, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              On October 27, 1999, all of the outstanding common shares of
                 Standard Products were acquired by Cooper Tire & Rubber Company (Cooper) for $36.50 per share and Standard Products became a wholly-owned subsidiary of Cooper. The proceeds from the redemption of the Standard Products Company Stock Fund were deposited into the Vanguard Prime Money Market Fund.

              On June 30, 2000, Cooper completed the sale of its Holm
                 Industries, Inc. subsidiary. In connection with the sale, approximately 12% of Plan participants were impacted and expected to rollover their accounts to the buyer's benefit plan.

              Pursuant to an acquisition by Holm Industries, Inc., a wholly owned subsidiary of the Company, participants of the OEM/Miller Corporation Savings Plan became participants of this Plan. During the 1999 Plan year, assets totaling approximately $2,040,000, including participant loans of approximately $105,000 were transferred from the OEM/Miller Corporation Savings Plan to this Plan.

           Contributions
           -------------
              Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 75 percent of the first 2 percent and 25 percent of the next 3 percent (up to 5 percent) of base compensation that the participant contributes to the Plan. All employer matching contributions made through October 27, 1999 were invested in the Standard Products Company Common Stock Fund. All employer contributions after that date were invested in the Vanguard Prime Money Market Fund.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999


(1)      DESCRIPTION OF PLAN, continued

           Contributions, continued
           ------------------------
              The Company may make a special employer contribution on behalf of each eligible non-union hourly employee, whether or not they are depositing participants. For the Plan years ended June 30, 2000 and 1999, respectively, the special employer contributions were $236,779 and $250,400. All special employer contributions are invested in the Vanguard Prime Money Market Fund.

              In previous years, some employer contributions were held in a
                 Payroll Stock Ownership Plan (PAYSOP). Contributions are no longer made to the PAYSOP by the employer due to changes in tax legislation. During 2000, this stock was redeemed and the proceeds were deposited in the Vanguard Prime Money Market Fund.

              Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

           Participant Accounts
           --------------------
              Individual accounts are maintained for each participant in the
                 Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

           Vesting
           -------
              The participants are immediately vested in both their
                 contributions and the Company's contributions plus actual earnings thereon.

           Participant Loans
           -----------------
              Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of June 30, 2000 and 1999 range from 8.25 percent to 9.50 percent. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

           Payment of Benefits
           -------------------
              In the event of retirement, death, termination, permanent
                 disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999


(1)      DESCRIPTION OF PLAN, continued

           Termination of the Plan
           -----------------------
              Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Accounting
           -------------------
              The accompanying financial statements are prepared on the accrual basis of accounting.

          Investment Valuation and Recognition
          ------------------------------------
              The accompanying statements of net assets available for benefits reflect the Plan's investments at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

           Administrative Expenses
           -----------------------
              All costs and expenses incurred in administering the Plan are charged to the Plan, unless otherwise paid by the Company.

           Use of Estimates
           ----------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999


(3)      INVESTMENTS

          During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                                                 Net Appreciation
                                                                                                 (Depreciation) in
                                                                                              Fair Value of Investments
                                                                                           -------------------------------
                                                                                              2000                 1999
                                                                                           -----------          ----------
              Common Stock                                                                 $ 8,842,913          $  109,180
              Shares of Registered Investment Companies                                     (5,274,733)          1,074,156
                                                                                           -----------          ----------
                                                                                           $ 3,568,180          $1,183,336
                                                                                           ===========          ==========

(4)      NON PARTICIPANT-DIRECTED INVESTMENTS

          Effective October 27, 1999, the Cooper Tire & Rubber Company Stock
              Fund, Standard Products Company Stock Fund, Standard Products PAYSOP Fund, and the Vanguard Prime Money Market Fund were non participant-directed investments. Prior to October 27, 1999, the non participant-directed investments were the Standard Products Company Stock Fund, Standard Products PAYSOP Fund and the Vanguard Prime Money Market Fund. Information about the significant components of changes in net assets related to the non participant-directed investments is as follows:

                                                                                                 Year Ended June 30
                                                                                              2000                 1999
                                                                                           -----------          ----------
               Contributions                                                               $ 3,329,025         $ 2,267,363
               Interest and dividends                                                        1,161,220             534,052
               Net appreciation in fair value of investment
                                                                                             8,954,193              15,013
               Benefit payments                                                             (4,287,802)           (699,099)
               Other deductions                                                               (136,000)            (37,565)
               Transfers to other funds                                                     (9,659,623)           (710,774)

(5)      FEDERAL INCOME TAXES

          The Plan has received a determination letter from the Internal Revenue
              Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999


(6)      RELATED-PARTY TRANSACTIONS

          Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

(7)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

                                                                                                        June 30
                                                                                               2000                  1999
                                                                                            -----------          -----------
             Net assets available for benefits per the financial statements                 $77,870,278          $70,535,780

             Amounts allocated to withdrawing participants                                   (1,249,445)            (813,551)
                                                                                            -----------          -----------
             Net assets available for benefits per the Form 5500                            $76,620,833          $69,722,229
                                                                                            ===========          ===========

          The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500:

                                                                                                  Year Ended June 30
                                                                                               2000                  1999
                                                                                            -----------          -----------
             Benefits paid to participants per the financial statements                     $ 9,964,128          $ 5,528,859

             Add-Amounts allocated to withdrawing participants at June 30,
                 2000 and 1999                                                                1,249,445              813,551

             Less-Amounts allocated to withdrawing participants at June 30,
                 1999 and 1998                                                                 (813,551)            (381,036)
                                                                                            -----------          -----------
             Benefits paid to participants per the Form 5500                                $10,400,022          $ 5,961,374
                                                                                            ===========          ===========

          Amounts allocated to withdrawing participants are recorded on the Form
              5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.

(8)      SUBSEQUENT EVENTS

          Effective July 1, 2000, the employer matching contribution will be invested in the Cooper Tire and Rubber Company Stock Fund.

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                           EIN: 34-0549970 - Plan: 011

      Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes

                                 at End of Year

                               As of June 30, 2000



  Shares/                                                                              Current
Par Value                  Description                                 Cost             Value
----------   -----------------------------------------------    ------------------  ------------

   103,394   *Cooper Tire and Rubber Company Stock Fund                $ 1,261,539   $ 1,150,260

   656,021   *Vanguard Windsor II Fund                                  16,350,094    16,085,636

   112,080   *Vanguard 500 Index Fund                                   13,732,050    15,035,602

25,641,908   *Vanguard Prime Money Market Fund                          25,641,908    25,641,908

   552,475   *Vanguard STAR Fund                                         9,159,070     9,729,086

 5,930,942   *Vanguard Retirement Savings Trust                          5,930,942     5,930,942

       N/A   *Participant Loans, interest rates
                  ranging from 8.25% to 9.50%                                    -     3,246,328
                                                                       -----------   -----------
                                                               Total   $72,075,603   $76,819,762
                                                                       ===========   ===========


*Represents a party-in-interest

                                Standard Products

                 Individual Retirement and Investment Trust Plan

                           EIN: 34-0549970 - Plan: 011

            Schedule H, Line 4(j)-Schedule of Reportable Transactions

                            Year Ended June 30, 2000


     During the year ended June 30, 2000, the Plan had the following "reportable transactions", as defined, involving an amount in excess of 5% of the net assets available for plan benefits at the beginning of the year, July 1, 1999:

                                                           Sale Proceeds/           Historical
      Description                                             Purchase                 Cost             Gain (Loss)
-------------------------------------------------------    --------------           ----------          ------------
 Category (iii) Series of transactions in excess of 5%:

 Standard Products Company
   Stock Fund
    Sales                                                   $31,120,661             $19,123,089         $11,997,572
    Purchases                                                 1,529,905               1,529,905                 N/A

 Vanguard Windsor II Fund
    Sales                                                     5,979,070               6,028,823             (49,753)
    Purchases                                                 7,596,843               7,596,843                 N/A

 Vanguard Prime Money Market Fund
    Sales                                                    14,705,234              14,705,234                   -
    Purchases                                                33,849,562              33,849,562                 N/A

 Vanguard STAR Fund
    Sales                                                     2,433,216               2,212,629             220,587
    Purchases                                                 4,127,997               4,127,997                 N/A

 Vanguard Retirement Savings
   Trust
    Sales                                                     1,984,125               1,984,125                   -
    Purchases                                                 2,454,033               2,454,033                 N/A

 Vanguard Index Trust-
   500 Portfolio
    Sales                                                     2,313,482               2,077,590             235,892
    Purchases                                                11,736,390              11,736,390                 N/A


Note: The purchase and selling price for each reportable transaction represents its fair value at the time of acquisition or disposition.